UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: December 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Update Regarding the Department of Commerce of “Anti-Circumvention” Investigation – Commerce Clarification of Product Coverage

As disclosed in our December 12, 2022 Form 6-K (the “Initial Filing”) furnished with the Securities and Exchange Commission by Maxeon Solar Technologies, Ltd. (referred to herein as “Maxeon,” the “Company,” “us” or “our”), on December 2, 2022, the U.S. Department of Commerce (“Commerce”) publicly released a preliminary determination following its anti-circumvention investigation regarding certain photovoltaic cells and modules completed in Cambodia, Malaysia, Thailand, and Vietnam which are then exported from those countries into the United States (as published in the Federal Register and effective on December 9, 2022, the “Preliminary Determination”). In our Initial Filing, we stated Maxeon’s view that the Preliminary Determination did not apply to Maxeon’s made-in-Mexico modules and also noted Maxeon’s intent to work with Commerce to make it clear that Maxeon’s modules completed in and exported from Mexico to the United States are not subject to the Preliminary Determination.

In response to engagement and correspondence from interested parties (including from Maxeon), on December 19, 2022, Commerce issued a memorandum titled “Clarification of Product Coverage” (the “Memorandum”). In this Memorandum, Commerce clarified, among other things, that: “. . . solar cells made in one of the four Southeast Asian inquiry countries, even if made from wafers from China, that are then exported to a non-inquiry country and further assembled into modules [emphasis added] or other products there, are not ‘inquiry merchandise’ or ‘Southeast Asian-Completed Cells or Modules. Such products are not subject to our circumvention findings in the Preliminary Determinations or the resulting suspension, cash deposit, or certification requirements.”1 This clarification confirms Maxeon’s view as set out in the Initial Filing that Maxeon’s made-in Mexico modules are not subject to the Preliminary Determination.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.
1 Memorandum RE: Circumvention Inquiry with Respect to the Antidumping and Countervailing Duty Orders on Crystalline Silicon Photovoltaic Cells, Whether or Not Assembled Into Modules, From the People’s Republic of China, dated July 19, 2022, available at https://access.trade.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

December 20, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer